Exhibit 99.2

MEDIA RELEASE

8th September 2005

London & Moscow

FOR IMMEDIATE RELEASE

NY Court Denies Telenor Request for Injunction

Against Alfa Telecom

Telenor East Invest (“Telenor”) had filed a complaint in the New York federal courts seeking, among other things, an injunction to prevent Alfa Telecom from voting in the upcoming Extraordinary General Meeting (“EGM”) of VimpelCom shareholders on 14 September.

Yesterday, after thorough analysis, the United States District Court for the Southern District of New York denied all of Telenor’s requests for injunctive relief.

Telenor remain conflicted in the decision as to whether VimpelCom should acquire Ukraine Radio Systems (“URS”) due to their majority holding in Kyivstar. Alfa Telecom welcomes the court’s decision to deny Telenor’s claims and is looking forward to voting in favor of the significant value-creation opportunity presented by the proposed acquisition of URS.

Alfa Telecom hopes Telenor will now focus on the future of VimpelCom and creating value for all shareholders.

Alfa Telecom CEO, Alexey Reznikovich said: “Alfa Telecom is concentrating on building shareholder value in VimpelCom through expansion into Ukraine. We find it ironic that Telenor will bring a claim to the US courts when it has continually failed to talk openly about its conflict of interest in Ukraine. We see this hearing as an attempt by Telenor to distract shareholders from focusing on the sound business logic of the deal and the EGM, where shareholders will finally have their say in this crucial decision. Time is now very short and we call on all shareholders to exercise their votes at the EGM in favor of the deal before the deadline tomorrow.”

Alfa Telecom calls on shareholders to vote their shares in the upcoming VimpelCom EGM based on the sound business logic of the case for expansion into Ukraine through the acquisition of URS. The deadline for receipt of proxies is noon, New York City time, on Friday 9 September.

For Further information, please contact:

Alfa Telecom Press Service, on +7 095 363 3136

Simon Whitehead, APCO UK, on +44 207 526 3602 or +44 7881 783 372

Michael Phillips, APCO UK, on +44 207 526 3608 or +44 7074 038 205